Exhibit 99.1

PRESS RELEASE

Source: Neptune Technologies & Bioressources Inc.

Highlights of Neptune’s Investor Conference

Being Held in New York Today

Laval, Québec, CANADA – November 28, 2017 – Neptune Technologies & Bioressources Inc. (“Neptune Wellness” or the “Company”) (NASDAQ – TSX: NEPT), is holding its Investor Conference in New York City to present its “Cannabis Business Roadmap”. Management presentations will start at 8.00 a.m. EST and investors will have access to a webcast as well as a presentation via the Company’s web site (see information below).

“Today marks an important milestone as we present a comprehensive overview to investors of our Cannabis Business Roadmap strategy. Our work on this new and potentially very large growth market, estimated at CA$7.8 billion1 in Canada alone in 2021, started more than 18 months ago. Since then, we have worked diligently to analyze the market potential and opportunities for Neptune in that industry,” said Jim Hamilton, President & CEO of Neptune.

“Recently, we announced capital expenditures of $5 million to make our GMP certified Sherbrooke facility ready and compliant for the extraction of cannabis oil. Considering the build-up period and regulatory framework, we anticipate that we will start manufacturing cannabis oil by Q3 2018.

“In August 2017, the divestiture of our bulk krill oil business and IP allowed us to significantly strengthen our balance sheet. This transformational strategic decision has no doubt helped accelerate our move from a small and mature krill oil market into much larger market opportunities.

“We strongly believe that our GMP certified facility as well as our core competencies in science, regulatory affairs, formulation, commercialization and oil extraction represent key competitive factors of differentiation and the foundation to our future success. Our Vision may be ambitious but we aim to become the world’s center of excellence for cannabinoid extracts and delivery forms,” concluded Mr. Hamilton.

The Company submitted a written application to Health Canada to produce cannabis oil under the Access to Cannabis for Medical Purposes Regulations (ACMPR), which at this time has been confirmed by the agency as being at the Review and Security Clearance stage (stage 2 of 6).

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1 Source : Canaccord Genuity, March 13, 2017

Investor Conference details:

Date:	Tuesday, November 28, 2017
Time:	8:00 AM EST - Presentation begins
Location:	New York Athletic Club
180 Central Park South
New York, New York
Webcast:	A live webcast of the meeting and presentation can be accessed at:
http://neptunecorp.com/en/investors/events-and-presentations/

A webcast replay of the meeting will be available shortly thereafter in the Investors section of Neptune's website under Investor Events and Presentations.

About Neptune Technologies & Bioressources Inc.

Neptune is a wellness products company, with more than 50 years of combined experience in the industry. The Company develops turnkey solutions available in various unique delivery forms, offers specialty ingredients such as MaxSimil®, a patented ingredient that may enhance the absorption of lipid-based nutraceuticals, and a variety of other marine and seed oils. Neptune also sells premium krill oil directly to consumers through web sales at www.oceano3.com. Leveraging our scientific, technological and innovative expertise, Neptune is working to develop unique extractions in high potential growth segments such as in the medical cannabis field.

Neptune is also pursuing opportunities in the prescription drug markets, through its 34% owned subsidiary Acasti Pharma Inc. (“Acasti”). Acasti focuses on the research, development and commercialization of omega-3 phospholipid therapies for the treatment of severe hypertriglyceridemia.

The Company’s head office is located in Laval, Quebec.

Forward Looking Statements

Statements in this press release that are not statements of historical or current fact constitute “forward-looking statements” within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Forward-looking information in this press release includes, but is not limited to, information or statements about our ability to successfully develop, produce, supply, promote or generate any revenue from the sale of any cannabis-based products in the legal cannabis market.

The forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement and the “Cautionary Note Regarding Forward-Looking Information” section contained in Neptune’s latest Annual Information Form (the “AIF”), which also forms part of Neptune’s latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Neptune’s website at www.neptunebiotech.com. All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under “Risk Factors”.

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

Neptune Wellness Solutions Mario Paradis VP & CFO Neptune 1.450.687.2262 x236 m.paradis@neptunecorp.com	Investor Relations Contact (Canada) Pierre Boucher MaisonBrison 1.514.731.0000 pierre@maisonbrison.com	Investor Relations Contact (U.S.) Ed McGregor/Jody Burfening LHA, IR 1.212.838.3777 emcgregor@lhai.com